Filed Pursuant to Rule 433 Registration No. 333-133852

Commodity Linked Notes

Buffered Enhanced Appreciation

- Enhanced Commodity Exposure
- Buffered Principal at Risk

Bank of America

Related Documentation	2

Bank of America Corporation Commodity Linked Notes - Buffered Enhanced Appreciation	3

The Underlying Commodity	4 – 5

Redemption Amount	6 – 7

Examples of Redemption Amounts	8 – 11

Summary of Certain U.S. Federal Income Tax Consequences	12 –14

Risk Factors	15 – 17

September 2008

Related Documentation

This document generally describes the terms of Bank of America Corporation Commodity Linked Notes - Buffered Enhanced Appreciation (the “Commodity Linked Buffered Enhanced Appreciation Notes”). This document should be read together with the prospectus supplement for Medium-Term Notes, Series L, dated April 10, 2008 and the prospectus dated May 5, 2006. Terms used below but not otherwise defined have the meanings given to them in the prospectus supplement, unless the context requires otherwise. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Bank of America Corporation.

In connection with each offering of Commodity Linked Buffered Enhanced Appreciation Notes, we will issue a final pricing supplement describing the specific terms of the offering. In addition, prior to the pricing of the offering, we expect to provide to you either a preliminary pricing supplement relating to the offering, or a detailed term sheet, which in each case will set forth those terms in preliminary form.

We have filed a registration statement (including the prospectus supplement and the prospectus) with the Securities and Exchange Commission (the “SEC”) for the potential offerings to which this communication relates. Before you invest, you should read those documents and the other documents we have filed with the SEC for more complete information about us and these offerings. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we or Banc of America Securities LLC will arrange to send you these documents if you request them by calling toll-free 1-888-583-8900 (ext. 56800).

You may access the prospectus supplement and the prospectus on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant dates on the SEC website):

http://www.sec.gov/Archives/edgar/data/70858/000119312508079745/d424b5.htm

The terms of the Commodity Linked Buffered Enhanced Appreciation Notes described herein may be modified, as described in the applicable pricing supplement, which will also be filed with the SEC.

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Bank of America Corporation Commodity Linked Notes - Buffered Enhanced Appreciation

Commodity Linked Buffered Enhanced Appreciation Notes provide you with an opportunity to participate in the potential appreciation of one or more commodity indices or individual commodities (the “Underlying Commodity”). However, Commodity Linked Buffered Enhanced Appreciation Notes are only partially principal protected, and the amount that you receive at maturity (the “Redemption Amount”) may be less than the face amount of your notes. You may lose up to a specified percentage of your investment in the Commodity Linked Buffered Enhanced Appreciation Notes. The Redemption Amount will be based upon the level of the Underlying Commodity shortly before the maturity of your notes.

Commodity Linked Buffered Enhanced Appreciation Notes are our senior debt securities. However, the notes differ from traditional debt securities in that they contain a commodity derivative component, they are only partially principal protected, and you will not receive interest payments.

At maturity, instead of receiving the face amount of your Commodity Linked Buffered Enhanced Appreciation Notes, you will receive a Redemption Amount that may be greater or less than the face amount, depending upon the closing level of the Underlying Commodity on the applicable “Valuation Date.” The Valuation Date typically will fall several trading days before the maturity date of the notes. See “Redemption Amount.”

Commodity Linked Buffered Enhanced Appreciation Notes are issued in minimum denominations of $1,000, and whole multiples of $1,000.

Commodity Linked Buffered Enhanced Appreciation Notes will not be listed on any stock exchange. There may be little or no secondary market for your notes.

We expect that one or more of our broker-dealer subsidiaries, including Banc of America Securities LLC and Banc of America Investment Services, Inc., will act as our selling agents in connection with each offering of Commodity Linked Buffered Enhanced Appreciation Notes.

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The Underlying Commodity

At maturity, the Redemption Amount for Commodity Linked Buffered Enhanced Appreciation Notes will be determined by reference to the level of the Underlying Commodity on the Valuation Date.

The Underlying Commodity may consist of:

•	the Dow Jones - AIG Commodity IndexSM (Excess Return)* (the “DJ-AIG Commodity IndexSM”)

•	other commodity indices* or individual commodities that will be identified in the applicable pricing supplement

The applicable pricing supplement will set forth the specific Underlying Commodity for the Commodity Linked Buffered Enhanced Appreciation Notes, and provide information as to the historical levels of the Underlying Commodity. However, historical levels of the Underlying Commodity are not indicative of the future performance of the Underlying Commodity or the performance of the notes.

Please note that, for ease of reference, certain defined terms in the following sections, such as “Index Return,” contemplate Commodity Linked Buffered Enhanced Appreciation Notes in which the Underlying Commodity consists of a single commodity index, such as the DJ-AIG Commodity IndexSM. If the Underlying Commodity were to consist of a single commodity, these defined terms would be adjusted to terms such as “Commodity Return.” Alternatively, if the Underlying Commodity were to consist of a group, or “basket” of commodity indices and/or individual commodities, these defined terms would be adjusted accordingly in the applicable pricing supplement to terms such as “Basket Return.” The applicable pricing supplement also will set forth, among other information about the basket, the applicable weighting of each component of the basket, and information as to the calculation of the “Basket Return.”

*Pending the execution of proper licensing agreements.

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The Underlying Commodity (cont.)

The Dow Jones - AIG Commodity IndexSM

AIG International Inc. (“AIGI”) created the DJ-AIG Commodity IndexSM in July 1998 to provide a liquid and diversified benchmark for commodities as an asset class. The DJ-AIG Commodity IndexSM was created using the following four main principles: economic significance, diversification, continuity, and liquidity. The DJ-AIG Commodity IndexSM is currently composed of exchange-traded futures contracts on 19 physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. The 23 potential commodities eligible for inclusion in the DJ-AIG Commodity IndexSM currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat, and zinc.

The DJ-AIG Commodity IndexSM is calculated by Dow Jones & Company, Inc. (“Dow Jones”), in conjunction with AIG Financial Products Corp. (“AIG-FP”), by applying the impact of the changes to the futures prices of commodities included in the DJ-AIG Commodity IndexSM (based on their relative weightings). The DJ-AIG Commodity IndexSM is reweighted and rebalanced each year on a price-percentage basis. Diversification rules are applied to the annual reweighting and rebalancing of the DJ-AIG Commodity IndexSM to provide for diversified exposure to commodities as an asset class. The methodology for determining the composition and weighting of the DJ-AIG Commodity IndexSM and for calculating its value is subject to modification by Dow Jones and AIG-FP, at any time.

“Dow Jones,” “AIG®,” “Dow Jones - AIG Commodity IndexSM,” and “DJ-AIGCISM” are service marks of Dow Jones & Company, Inc. and American International Group, Inc. (“American International Group”), as the case may be, and have been licensed for use for certain purposes by us. The Commodity Linked Buffered Enhanced Appreciation Notes are not sponsored, endorsed, sold, or promoted by Dow Jones, AIG International Inc. (“AIGI”), American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIGI, American International Group, or any of their respective subsidiaries or affiliates makes any representation regarding the advisability of investing in the Commodity Linked Buffered Enhanced Appreciation Notes.

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Redemption Amount

At maturity, you will receive a Redemption Amount for each $1,000 face amount of Buffered Enhanced Appreciation Notes that you hold. This amount will depend upon the Index Return, the Enhancement Factor, the Maximum Return, and the Buffer Index Level (each as defined below).

The “Index Return” will be calculated as follows:

(Final Index Level – Initial Index Level)

Initial Index Level

The Index Return will be rounded to the nearest one-hundredth of a percent.

If the Index Return is greater than zero, then at maturity, for each $1,000 in principal amount of the Commodity Linked Buffered Enhanced Appreciation Notes, you will receive a Redemption Amount that is greater than your initial investment, calculated as follows:

$1,000 × (1 + (Enhancement Factor × Index Return))

The “Enhancement Factor” for each offering of Commodity Linked Buffered Enhanced Appreciation Notes will be a number equal to or greater than 1 and will be set on the applicable pricing date. The Enhancement Factor will represent the extent to which the performance of the notes will be affected by the performance of the Underlying Commodity, as limited by the Maximum Return.

The “Maximum Return” for each offering of Commodity Linked Buffered Enhanced Appreciation Notes will be set on the applicable pricing date. Because of the Maximum Return, in no event will the Redemption Amount per $1,000 principal invested in the notes exceed:

$1,000 × (1 + Maximum Return)

If the Index Return is less than zero, but the Final Index Level is greater than or equal to the Buffer Index Level then, for each $1,000 invested in the notes, the Redemption Amount will be equal to your initial investment of $1,000.

In order for you to receive a Redemption Amount that is at least equal to your initial principal investment, the Final Index Level of the Underlying Commodity must exceed the Buffer Index Level. The “Buffer Index Level” for each offering of Commodity Linked Buffered Enhanced Appreciation Notes will be a level that is less than the Initial Index Level and will be set on the applicable pricing date.

If the Final Index Level is less than the Buffer Index Level, the Redemption Amount will be less than your initial investment, calculated as follows:

$1,000 × (1 + (Index Return + Buffer Percentage))

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Redemption Amount (cont.)

The “Buffer Percentage” for each offering of Commodity Linked Buffered Enhanced Appreciation Notes will be the percentage decrease that the Buffer Index Level represents from the Initial Index Level and will be set on the applicable pricing date.

The calculation agent will determine the Initial Index Level on the pricing date for each offering of Commodity Linked Buffered Enhanced Appreciation Notes. The “Initial Index Level” will be the level of the Underlying Commodity at the time of the pricing of the notes. The calculation agent will also determine the “Final Index Level,” which will be the closing level of the Underlying Commodity on the Valuation Date.

As a result of these provisions:

•

if the Final Index Level is greater than the Initial Index Level, the Redemption Amount will represent the percentage increase in the Underlying Commodity, multiplied by the Enhancement Factor, but subject to the Maximum Return;

•

if the Final Index Level is less than the Initial Index Level, but the Final Index Level is greater than the Buffer Index Level, then the Redemption Amount will be equal to the principal amount of your Commodity Linked Buffered Enhanced Appreciation Notes; and

•

if the Final Index Level is less than the Buffer Index Level, the Redemption Amount will be less than your initial investment. The percentage loss of principal will be equal to the number of percentage points by which the Index Return is less than the Buffer Percentage.

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Examples of Redemption Amounts

Below are four hypothetical examples of the calculation of the Redemption Amount for Commodity Linked Buffered Enhanced Appreciation Notes with a principal amount of $1,000. Each example is based on a hypothetical Initial Index Level of 200.00, a hypothetical Buffer Index Level of 180.00 (assumes a Buffer Percentage of 10.00%), a hypothetical Enhancement Factor of 2, and a hypothetical Maximum Return of 30.00%.

Example 1: The hypothetical Index Return is less than zero and the hypothetical Final Index Level is less than the hypothetical Buffer Index Level:

Initial Index Level: 200.00

Final Index Level: 160.00

Redemption Amount = $1,000 × (1 + (-20.00% + 10.00%)) = $900.00

Example 2: The hypothetical Index Return is less than zero, but the hypothetical Final Index Level is greater than the hypothetical Buffer Index Level:

Initial Index Level: 200.00

Final Index Level: 190.00

Redemption Amount = $1,000

Since the Final Index Level was less than the Initial Index Level but greater than the Buffer Index Level, the Redemption Amount will equal $1,000.

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Examples of Redemption Amounts (cont.)

Example 3: The hypothetical Index Return is 10.00%:

Initial Index Level: 200.00

Final Index Level: 220.00

Redemption Amount = $1,000 × (1 + (2 x 10.00%)) = $1,200.00

Example 4: The hypothetical Index Return is 20.00%:

Initial Index Level: 200.00

Final Index Level: 240.00

Redemption Amount = $1,000 × (1 + 30.00%) = $1,300.00

The Index Return multiplied by the Enhancement Factor cannot be greater than the Maximum Return of 30.00%; therefore, the Redemption Amount will equal $1,300.00.

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Examples of Redemption Amounts (cont.)

The following graph illustrates the Commodity Linked Buffered Enhanced Appreciation Notes percentage returns for a range of hypothetical percentage returns on the Underlying Commodity. The graph is for purposes of illustration only. The percentage returns for Commodity Linked Buffered Enhanced Appreciation Notes and the Underlying Commodity set forth in the graph may not reflect the actual terms or return of your notes. The graph is based on a hypothetical Initial Index Level of 200.00, a hypothetical Buffer Index Level of 180.00 (assumes a Buffer Percentage of 10.00%), a hypothetical Maximum Return of 30.00%, and a hypothetical Enhancement Factor of 2.

Because you will not receive more than the Maximum Return, the following graph illustrates that, for Commodity Linked Buffered Enhanced Appreciation Notes for which the Maximum Return is 30.00%, you will realize the maximum effect of the hypothetical Enhancement Factor of 2 when the Final Index Level exceeds the Initial Index Level by 15.00%. Because the hypothetical Buffer Index Level is 90.00% of the Initial Index Level, you will lose a portion of the principal amount of your investment in Commodity Linked Buffered Enhanced Appreciation Notes if the Index Return is less than -10.00%; however, you will not lose more than 90.00% of your investment.

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Examples of Redemption Amounts (cont.)

To illustrate the terms of the Commodity Linked Buffered Enhanced Appreciation Notes, the following table is based upon a hypothetical Initial Index Level of 200.00, a hypothetical Buffer Index Level of 180.00 (assumes a Buffer Percentage of 10.00%), a hypothetical Maximum Return of 30.00%, a hypothetical Enhancement Factor of 2, and a range of hypothetical Final Index Levels. The table illustrates:

•	the hypothetical Index Return of the Underlying Commodity;

•	the hypothetical Total Return on the Commodity Linked Buffered Enhanced Appreciation Notes (subject to the Maximum Return); and

•	the hypothetical Redemption Amount per $1,000 of Commodity Linked Buffered Enhanced Appreciation Notes.

The amounts in the table are for purposes of illustration only.

Hypothetical Final Index Level	Hypothetical Index Return	Hypothetical Total Return on the Commodity Linked Buffered Enhanced Appreciation Notes (subject to Maximum Return)	Hypothetical Redemption Amount per $1,000 of Commodity Linked Buffered Enhanced Appreciation Notes
0.00	-100.00%	-90.00%	$100.00
100.00	-50.00%	-40.00%	$600.00
120.00	-40.00%	-30.00%	$700.00
140.00	-30.00%	-20.00%	$800.00
160.00	-20.00%	-10.00%	$900.00
180.00	-10.00%	0.00%	$1,000.00
200.00	0.00%	0.00%	$1,000.00
210.00	5.00%	10.00%	$1,100.00
220.00	10.00%	20.00%	$1,200.00
230.00	15.00%	30.00%	$1,300.00
240.00	20.00%	30.00%	$1,300.00
250.00	25.00%	30.00%	$1,300.00
260.00	30.00%	30.00%	$1,300.00
270.00	35.00%	30.00%	$1,300.00
280.00	40.00%	30.00%	$1,300.00

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Summary of Certain U.S. Federal Income Tax Consequences

The following is a general summary of certain U.S. federal income tax consequences of the Commodity Linked Buffered Enhanced Appreciation Notes to certain U.S. Holders (as defined in the prospectus referred to on page 2) that acquire the notes upon their original issuance at the issue price. This summary does not deal with persons in special tax situations. You should refer to the applicable pricing supplement, which will contain a more detailed U.S. federal income tax summary. The tax consequences of investing in the Commodity Linked Buffered Enhanced Appreciation Notes are complex and you should consult your own tax advisor concerning the application of the U.S. federal income tax laws to your particular situation as well as any consequences of the acquisition, ownership, and disposition of the notes arising under the laws of any state, local, or foreign jurisdiction.

General

Under the terms of Commodity Linked Buffered Enhanced Appreciation Notes, we and every investor in Commodity Linked Buffered Enhanced Appreciation Notes agree, in the absence of an administrative determination or judicial ruling to the contrary, to treat the notes for all tax purposes as a single financial contract with respect to the Underlying Commodity that (1) requires the investor to pay us at inception an amount equal to the purchase price of the notes and (2) entitles the investor to receive at maturity a Redemption Amount based upon the performance of the Underlying Commodity. However, this characterization of Commodity Linked Buffered Enhanced Appreciation Notes is not binding on the Internal Revenue Service (the “IRS”) or the courts and other alternative U.S. federal income tax characterizations of the notes are possible, which, if applied, also could affect the timing and character of the income or loss with respect to Commodity Linked Buffered Enhanced Appreciation Notes described below. No statutory, judicial, or administrative authority directly addresses the characterization of Commodity Linked Buffered Enhanced Appreciation Notes or any similar instruments for U.S. federal income tax purposes, and therefore significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. In addition, no ruling is being requested from the IRS with respect to their proper characterization and treatment. Accordingly, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences of an investment in Commodity Linked Buffered Enhanced Appreciation Notes, including possible alternative characterizations, and regarding any tax consequences arising under the laws of any state, local, or foreign taxing jurisdiction. The following discussion is based on the characterization described above. This discussion assumes that there is a significant possibility of a significant loss of principal on an investment in Commodity Linked Buffered Enhanced Appreciation Notes.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

Tax Basis

A U.S. Holder’s tax basis in Commodity Linked Buffered Enhanced Appreciation Notes will equal the amount paid by that holder to acquire them.

Settlement of Commodity Linked Buffered Enhanced Appreciation Notes at Maturity

Upon receipt of the Redemption Amount at maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the Redemption Amount and the U.S. Holder’s basis in Commodity Linked Buffered Enhanced Appreciation Notes. This capital gain or loss generally will be long-term capital gain or loss, as the case may be, if the U.S. Holder held the notes for more than one year at maturity. The deductibility of capital losses is subject to limitations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and applicable U.S. Treasury Department (“Treasury”) regulations.

Sale or Exchange of Commodity Linked Buffered Enhanced Appreciation Notes

Upon a sale or exchange of Commodity Linked Buffered Enhanced Appreciation Notes prior to their maturity, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s basis in Commodity Linked Buffered Enhanced Appreciation Notes sold or exchanged. This gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the notes for more than one year at the time of disposition. Otherwise, this gain or loss will be short-term capital gain or loss. The deductibility of capital losses is subject to limitations under the Code and applicable Treasury regulations.

Internal Revenue Service Notice 2008-2 and Proposed Legislation

On December 7, 2007, the IRS released Notice 2008-2 (“Notice”) seeking comments from the public on the taxation of financial instruments that are currently taxed as “prepaid forward contracts,” such as Commodity Linked Buffered Enhanced Appreciation Notes. According to the Notice, the IRS and Treasury are considering whether a holder of an instrument such as Commodity Linked Buffered Enhanced Appreciation Notes should be required to accrue ordinary income on a current basis, regardless of whether any payments are made prior to maturity. It is not possible to determine what guidance the IRS and Treasury will ultimately issue, if any. Any such future guidance may affect the amount, timing, and character of income, gain, or loss in respect of the notes, possibly with retroactive effect.

The IRS and Treasury are also considering additional issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, whether Section 1260 of the Code, concerning certain “constructive ownership transactions,” applies or should apply to such instruments, and whether any of these determinations depend on the nature of the underlying asset.

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Summary of Certain U.S. Federal Income Tax Consequences (cont.)

In addition, in late 2007, legislation was introduced in the U.S. Congress which, if enacted, would also impact the taxation of Commodity Linked Buffered Enhanced Appreciation Notes. Under the proposed legislation, a U.S. Holder that acquires an instrument such as Commodity Linked Buffered Enhanced Appreciation Notes after the date of enactment of the legislation would be required to include income in respect of the notes on a current basis. It is not possible to predict whether the legislation will be enacted in its proposed form or whether any other legislative action may be taken in the future that may adversely affect the taxation of instruments such as Commodity Linked Buffered Enhanced Appreciation Notes. Further, it is possible that any such legislation, if enacted, may apply on a retroactive basis.

We urge you to consult your own tax advisors concerning the impact and the significance of the above considerations to Commodity Linked Buffered Enhanced Appreciation Notes issued before or after the date of this brochure. We intend to continue treating the notes for U.S. federal income tax purposes in the manner described above under the captions “—General” and “—Settlement of Commodity Linked Buffered Enhanced Appreciation Notes at Maturity” unless and until such time as we, the IRS, or Treasury determine that some other treatment is more appropriate.

The pricing supplement will set forth additional information about the U.S. federal income tax consequences of Commodity Linked Buffered Enhanced Appreciation Notes, including possible alternative tax treatments of the notes, backup withholding, and information reporting considerations, and, if applicable, certain tax consequences applicable to Non-U.S. Holders (as defined in the prospectus referred to on page 2).

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Risk Factors

An investment in Commodity Linked Buffered Enhanced Appreciation Notes entails significant risks. The following is a list of some of the principal risks associated with an investment in Commodity Linked Buffered Enhanced Appreciation Notes. You should refer to the applicable pricing supplement, which will contain a detailed discussion of the risks associated with the notes. Your decision to purchase Commodity Linked Buffered Enhanced Appreciation Notes should be made only after carefully considering the risks of your investment, including those described below, with your advisors in light of your particular circumstances. Commodity Linked Buffered Enhanced Appreciation Notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of these securities or financial matters in general.

•	Your investment may result in a loss; there is no guaranteed return of principal.

•	Your yield may be less than the yield on a conventional debt security of comparable maturity.

•

Your investment return will be subject to a Maximum Return that will be set forth in the applicable pricing supplement, and may be less than a comparable investment directly in the Underlying Commodity.

•	Commodity Linked Buffered Enhanced Appreciation Notes will not be listed on any stock exchange, and the trading market for them may be limited.

•

If you attempt to sell Commodity Linked Buffered Enhanced Appreciation Notes prior to maturity, their market value, if any, may be less than their principal amount. A variety of complex and interrelated factors (“Underlying Commodity Risks”) could reduce the market value of the Commodity Linked Buffered Enhanced Appreciation Notes, including:

¡	developments and/or market forces relating to the value of the Underlying Commodity;

¡	trends of supply and demand for the Underlying Commodity;

¡	volatility of the price of the Underlying Commodity or the futures contracts comprising the Underlying Commodity;

¡	the inclusion in the original issue price of the Commodity Linked Buffered Enhanced Appreciation Notes of the selling agents’ commissions and costs of hedging our obligations under the notes;

¡	suspension or disruptions of market trading in the Underlying Commodity and related futures markets;

¡	the effect of regulation of the commodity markets and future regulatory developments;

¡	changes in our credit ratings;

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Risk Factors (cont.)

¡	general economic, geopolitical, and other conditions;

¡	interest rates; and

¡	time to maturity.

•	Underlying Commodity Risks may also adversely affect the Redemption Amount you will receive at maturity.

•	Investments in the Commodity Linked Buffered Enhanced Appreciation Notes may carry risks similar to a concentrated securities investment in a limited number of industries or sectors.

•

Although the performance of the commodities market historically has a low correlation to the debt or equity markets, the Commodity Linked Buffered Enhanced Appreciation Notes may not outperform securities in those markets or any other components of your investment portfolio.

•	You have no right to receive any commodities or the related futures contracts of which any Underlying Commodity is comprised.

•	The Commodity Linked Buffered Enhanced Appreciation Notes are not subject to regulation by the Commodity Futures Trading Commission.

•	Business activities relating to the commodities that we and the selling agents may engage in may create conflicts of interest with you.

•	The trading and hedging activities that we or the selling agents may engage in may create conflicts of interest with you.

•	Our trading and hedging activities may affect the Redemption Amount and the market value of the Commodity Linked Buffered Enhanced Appreciation Notes.

•	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove a calculation agent.

•

None of the providers of any Underlying Commodity or sponsors of an applicable commodity index or their respective affiliates has any obligation to take the needs of any buyers, sellers, or holders of the Commodity Linked Buffered Enhanced Appreciation Notes into consideration at any time with respect to any of their trading or other activities, which may affect the value of the Underlying Commodity.

•

Unless otherwise specified in the applicable pricing supplement, we are not affiliated with the sponsor of any applicable commodities index, the providers of any Underlying Commodity, and/or the exchanges on which they are traded, and are not responsible for their calculations or actions, including any errors in or discontinuation of supply of an Underlying Commodity or publication of an applicable commodity index.

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Risk Factors (cont.)

•	The U.S. federal income tax consequences of Commodity Linked Buffered Enhanced Appreciation Notes are uncertain.

•	You must rely on your own evaluation of the merits of an investment linked to an Underlying Commodity.

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